UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: March 15, 2016	By:	/s/ Wang Jian
Name: Wang Jian Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

  INSIDE INFORMATION

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON OPERATING DATA FOR FEBRUARY 2016

This overseas regulatory announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance.

The Company and all members of the Board confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

I.	OPERATING DATA

		Actual			Total actual
		amount			amount
		completed	Year-	Total	completed	Year-
	Estimated	for the	on-year	estimated	for the	on-year
	amount for	same period	increase	amount for	same period	increase
	February	last year	(%)	the year	last year	(%)

Capacity
ATK (available tonne
– kilometres)(millions)	2,269.69	2,000.30	13.5	4,569.74	3,946.93	15.8
– Domestic routes	1,155.42	1,029.29	12.3	2,314.93	2,025.72	14.3
– International routes	1,044.87	904.20	15.6	2,117.57	1,789.95	18.3
– Regional routes	69.40	66.81	3.9	137.24	131.26	4.6

ASK (available seat
– kilometres)(millions)	16,720.91	14,419.75	16.0	33,345.86	28,261.47	18.0
– Domestic routes	10,473.03	9,415.65	11.2	21,039.03	18,588.07	13.2
– International routes	5,738.02	4,515.66	27.1	11,320.73	8,731.45	29.7
– Regional routes	509.86	488.44	4.4	986.09	941.96	4.7

		Actual			Total actual
		amount			amount
		completed	Year-	Total	completed	Year-
	Estimated	for the	on-year	estimated	for the	on-year
	amount for	same period	increase	amount for	same period	increase
	February	last year	(%)	the year	last year	(%)

AFTK (available freight tonne
– kilometres)(millions)	764.81	702.53	8.9	1,568.61	1,403.40	11.8
– Domestic routes	212.84	181.89	17.0	421.41	352.79	19.5
– International routes	528.45	497.79	6.2	1,098.70	1,004.12	9.4
– Regional routes	23.52	22.85	2.9	48.49	46.49	4.3

Traffic
RTK (revenue tonne –
kilometres)(millions)	1,469.83	1,394.74	5.4	3,035.98	2,738.70	10.9
– Domestic routes	797.22	726.05	9.8	1,623.10	1,424.04	14.0
– International routes	631.09	626.10	0.8	1,328.16	1,232.87	7.7
– Regional routes	41.52	42.59	-2.5	84.73	81.79	3.6

RPK (revenue passenger –
kilometres)(millions)	13,508.62	11,769.95	14.8	26,615.55	22,283.93	19.4
– Domestic routes	8,456.09	7,617.74	11.0	16,727.30	14,637.75	14.3
– International routes	4,654.56	3,754.85	24.0	9,124.19	6,928.50	31.7
– Regional routes	397.97	397.36	0.2	764.06	717.68	6.5

RFTK (revenue freight tonne
– kilometres)(millions)	288.68	370.25	-22.0	697.85	781.18	-10.7
– Domestic routes	56.11	61.28	-8.4	149.80	135.25	10.8
– International routes	225.65	300.68	-25.0	530.06	626.80	-15.4
– Regional routes	6.91	8.29	-16.6	17.99	19.12	-5.9

Number of passengers carried
(thousands)	8,130.35	7,343.97	10.7	16,055.92	14,030.66	14.4
– Domestic routes	6,587.99	5,962.69	10.5	13,097.39	11,531.91	13.6
– International routes	1,244.70	1,087.54	14.5	2,387.68	1,969.36	21.2
– Regional routes	297.66	293.75	1.3	570.85	529.39	7.8

Weight of freight carried
(million kg)	82.54	99.27	-16.9	206.94	212.97	-2.8
– Domestic routes	41.80	45.27	-7.7	110.40	98.62	11.9
– International routes	35.14	47.41	-25.9	81.91	98.98	-17.3
– Regional routes	5.60	6.59	-15.1	14.64	15.37	-4.8

		Actual			Total actual
		amount			amount
		completed	Year-	Total	completed	Year-
	Estimated	for the	on-year	Estimated	for the	on-year
	amount for	same period	increase	amount for	same period	increase
	February	last year	(pts)	the year	last year	(pts)

Load factors
Overall load factor (%)	64.8	69.7	-5.0	66.4	69.4	-3.0
– Domestic routes	69.0	70.5	-1.5	70.1	70.3	-0.2
– International routes	60.4	69.2	-8.8	62.7	68.9	-6.2
– Regional routes	59.8	63.7	-3.9	61.7	62.3	-0.6

Passenger load factor (%)	80.8	81.6	-0.8	79.8	78.8	1.0
– Domestic routes	80.7	80.9	-0.2	79.5	78.7	0.8
– International routes	81.1	83.2	-2.0	80.6	79.4	1.2
– Regional routes	78.1	81.4	-3.3	77.5	76.2	1.3

Freight load factor (%)	37.7	52.7	-15.0	44.5	55.7	-11.2
– Domestic routes	26.4	33.7	-7.3	35.5	38.3	-2.8
– International routes	42.7	60.4	-17.7	48.2	62.4	-14.2
– Regional routes	29.4	36.3	-6.9	37.1	41.1	-4.0

Note: Please refer to the 2014 annual report of the Company for the definitions of the indicators.

As at 29 February 2016, China Eastern Airlines Corporation Limited (the “Company”) operated a fleet of 540 aircraft.

II.	BRIEF EXPLANATION

As a result of the earlier Spring Festival travel rush in 2016 compared with 2015, the operating data of the Group for February 2016 is incomparable to that for the same period last year.

For passenger transportation, from January to February 2016, the Company seized the favorable opportunities arising from the low international crude oil prices, moderately increased its flight capacity for passenger transportation and took the initiative to devise its marketing plan. ASK (passenger transportation capacity), RPK (turnover volume of passenger traffic) and passenger load factor increased by 18.0%, 19.4% and 1.0 pt year- on-year, respectively.

For freight transportation, as the overall freight transportation market was subdued from January to February 2016, the freight load capacity of the Company from January to February 2016 decreased by 2.8% year-on-year.

III.	RISK ALERT

The board of directors of the Company hereby reminds investors that the operating data set forth above was compiled in accordance with the Company’s internal information which has not been audited and may be subject to adjustment. The operating data set forth above may differ from the data disclosed in any regular report for the relevant period. The Company reserves its rights to adjust the operating data based on audit findings and the actual situation. The monthly operating data disclosed by the Company only serves as preliminary and periodical data for investors’ reference. Investors are hereby reminded of the investment risks which may result from inappropriate reliance upon or utilization of the information above.

The date set forth above is published on the website of the Shanghai Stock Exchange (www.sse.com.cn), website of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk) and the column “Investor Relations” on the website of the Company (www.ceair.com).

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Joint Company Secretary

Shanghai, the People’s Republic of China

15 March 2016

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Ji Weidong (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director) and Shao Ruiqing (Independent non-executive Director).